Exhibit 99.2

FOR IMMEDIATE RELEASE

ChemGenex Announces the Completion of A$21 Million Financing

MELBOURNE, Australia, and MENLO PARK, California, U.S.A. (April 3, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today the completion of an A$10.5 million capital raising achieved by a non-renounceable rights issue for 16,891,916 new ChemGenex shares and associated options. The successful rights issue follows the raising of A$10.5 million by placement to institutional investors in February 2007. The combined capital raising of A$21 million puts ChemGenex in a strong position to fund the completion of the development program for its lead agent, Ceflatonin®, which is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) patients with the T315I mutation who have failed Gleevec®. The T315I Bcr-Abl mutation renders treatment with tyrosine kinase inhibitors (TKIs) ineffective, and is associated with resistance to Gleevec and Sprycel®.

Completion of the rights issue has increased the shareholdings of the two recent significant shareholders in the company. Alta Partners, based in San Francisco and GBS Venture Partners, based in Melbourne. Participation in the rights issue has raised Alta Partners’ shareholding in ChemGenex to 19.9%, and has raised GBS Venture Partners’ shareholding to 8.9% of the total 185,811,079 shares in the company.

Managing Director of Alta Partners, and recently appointed Director of ChemGenex, Mr Dan Janney said that the investment in ChemGenex was an excellent fit for Alta’s portfolio. "We are excited to be involved with ChemGenex and consider Ceflatonin a potentially important advance in the treatment of an emerging significant issue in the battle against TKI-resistant CML. We are hopeful that our approach, which acts through different pathways than the TKIs will provide better outcomes for the increasing number of these patients.”

“The successful closing of this rights issue puts ChemGenex in a strong financial position as we focus on the completion of the registration directed phase 2/3 clinical trials for Ceflatonin in CML patients who have failed Gleevec and have the T315I point mutation.” said Greg Collier, Ph.D., ChemGenex’s Managing Director and Chief Executive Officer. “We are delighted that we have been able to attract well credentialed biotechnology investors such as Alta and GBS to invest in the company, and that so many of our existing shareholders have participated in the rights issue. With the ongoing T315I mutation study and an upcoming complementary companion study in CML patients who have failed therapy with two or more TKIs, we believe that we will have a strong clinical position upon which to base our initial new drug application (NDA).”

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trademark of Novartis AG.

Sprycel® is a registered trademark of the Bristol-Myers Squibb Company.

ChemGenex Announces the Completion of A$21 Million Financing

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes and obesity. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes and obesity programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304